UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 23, 2021

FS DEVELOPMENT CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-40067	85-2696306
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

900 Larkspur Landing Circle, Suite 150 Larkspur, CA	94939
(Address of principal executive offices)	(Zip Code)

(415) 877-4887

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	FSII	The Nasdaq Capital Market

☒ Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.07. Submission of Matters to a Vote of Security Holders.

On December 23, 2021, FS Development Corp. II, a Delaware corporation (“FS Development II”), held a special meeting of stockholders (the “Special Meeting”). At the Special Meeting, a total of (i) 21,372,348 (82.97%) of FS Development II’s issued and outstanding shares of Class A common stock (the “FS Development II Class A Common Stock” or “Class A Common Stock”) and Class B common stock, each $0.0001 par value per share (collectively, the “Common Stock”), held of record as of November 18, 2021, the record date for the Special Meeting (the “Record Date”), were present either in person or by proxy, which constituted a quorum with respect to the Special Meeting and (ii) 16,341,098 (78.83%) of FS Development II’s issued and outstanding shares of Class A Common Stock held of record as of the Record Date were present either in person or by proxy, which constituted a quorum with respect to the vote on Charter Amendment Proposal B (as further described below). FS Development II’s stockholders voted on the following proposals at the Special Meeting, each of which was approved. The final vote tabulation for each proposal is set forth below.

1.	The Business Combination Proposal. To (a) adopt and approve the Agreement and Plan of Merger , dated as of June 29, 2021, as amended on November 7, 2021 and as may be further amended from time to time (the “Merger Agreement”), among FS Development II, Orchard Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of FS Development II (“Merger Sub”), Pardes Biosciences Sub, Inc., a Delaware corporation (f/k/a Pardes Biosciences, Inc., “Pardes”), and Shareholder Representative Services LLC, pursuant to which Merger Sub will merge with and into Pardes (the “Merger”), with Pardes surviving the merger as a wholly-owned subsidiary of FS Development II (herein referred to as the “Combined Entity” following the Merger) and (b) approve such merger and the other transactions contemplated by the Merger Agreement (the “Business Combination”). In connection with the Business Combination, FS Development II will be renamed “Pardes Biosciences, Inc.” Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Business Combination (the “Effective Time”):

(i)	all shares of Pardes’s Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock and Common Stock (collectively, “Pardes Stock”) issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into the right to receive the Merger Consideration (as defined below), with each stockholder of Pardes Stock being entitled to receive a number of shares of FS Development II Class A Common Stock equal to (A) the Consideration Ratio (as defined in the Merger Agreement and determined to be 1.4078, as previously announced) multiplied by (B) the number of shares of Pardes Stock held by such holder as of immediately prior to the Effective Time; and

(ii)	each option exercisable for Pardes Stock that is outstanding immediately prior to the Effective Time shall be assumed and continue in full force and effect on the same terms and conditions as are currently applicable to such options, subject to adjustments to exercise price and number of shares of FS Development II Class A Common Stock issued upon exercise:

Votes For	Votes Against	Abstentions
21,372,348	0	0

2.	The Nasdaq Stock Issuance Proposal. To approve, assuming the Business Combination Proposal is approved and adopted, for purposes of complying with the applicable provisions of Nasdaq Stock Exchange Listing Rule 5635 (each, a “Nasdaq Listing Rule”), (a) the issuance of 32,500,000 newly issued shares of FS Development II Class A Common Stock in the Business Combination (the “Merger Consideration”), (b) the issuance and sale of 7,500,000 newly issued shares of FS Development II Class A Common Stock in a private placement concurrent with the Business Combination (the “PIPE Investment”) and (c) the issuance and sale of up to 2,000,000 newly issued shares of FS Development II Class A Common Stock to FS Development Holdings II, LLC, a Delaware limited liability company (the “Sponsor”), or affiliates of the Sponsor, concurrent with the Business Combination, in the event that the trust account of FS Development II, which holds the net proceeds of the FS Development II initial public offering, together with interest earned thereon, less amounts released to pay franchise and income tax obligations (after giving effect to redemptions by stockholders of FS Development II) has a cash balance of less than $25,000,000, plus any additional shares pursuant to subscription agreements FS Development II may enter into prior to the closing of the Business Combination (the “Closing”), to the extent such issuances would require a stockholder vote under the applicable Nasdaq Listing Rule:

Votes For	Votes Against	Abstentions
21,372,098	250	0

3.

The Charter Amendment Proposals. To amend and restate, and further amend, FS Development II’s certificate of incorporation as follows (such amended and restated and further amended certificate of incorporation referred to herein as the “Proposed Charter”):

(i)	Charter Amendment Proposal A — To approve, assuming the Business Combination Proposal is approved and adopted, a proposed second amended and restated certificate of incorporation, which will amend and restate FS Development II’s current certificate of incorporation, dated February 16, 2021 (the “Current Charter”), and which proposed second amended and restated certificate of incorporation will be in effect upon the Closing:

Votes For	Votes Against	Abstentions
18,142,361	3,229,987	0

(ii)	Charter Amendment Proposal B — To approve and adopt a proposed amendment to the second amended and restated certificate of incorporation to increase the number of shares of FS Development II Class A Common stock from 100,000,000 to 250,000,000 and the total number of authorized shares from 110,000,000 (following approval of Charter Amendment Proposal A) to 260,000,000, which proposed amendment to the second amended and restated certificate of incorporation will be in effect upon the Closing, with such Charter Amendment Proposal B requiring the affirmative vote of holders of a majority of the outstanding shares of (i) FS Development II Class A Common Stock as of the Record Date, voting as a separate class and (ii) the Common Stock, voting together as a single class:

FS Development II Class A Common Stock, voting as a separate class:

Votes For	Votes Against	Abstentions
13,110,761	3,230,337	0

Common Stock, voting together as a single class:

Votes For	Votes Against	Abstentions
18,142,011	3,230,337	0

The Advisory Charter Proposals. To approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the Securities and Exchange Commission as five separate sub-proposals (the “Advisory Charter Proposals”):

4.	Advisory Charter Proposal A – To increase the authorized shares of FS Development II Class A Common Stock to 250,000,000 shares (if Charter Amendment Proposal B passes). If Charter Amendment Proposal B does not pass, the authorized shares of FS Development II Class A Common Stock will remain 100,000,000 shares:

Votes For	Votes Against	Abstentions
18,086,461	3,285,887	0

5.	Advisory Charter Proposal B – To increase the authorized shares of “blank check” preferred stock that the Combined Entity’s board of directors could issue to discourage a takeover attempt to 10,000,000 shares:

Votes For	Votes Against	Abstentions
16,524,528	4,844,820	3,000

6.	Advisory Charter Proposal C – To provide that certain amendments to provisions of the Proposed Charter will require the approval of at least 66⅔% of the Combined Entity’s then-outstanding shares of capital stock entitled to vote on such amendment:

Votes For	Votes Against	Abstentions
16,181,431	5,190,817	100

7.	Advisory Charter Proposal D – To make the Combined Entity’s corporate existence perpetual as opposed to FS Development II’s corporate existence, which is required to be dissolved and liquidated 24 months following the closing of its initial public offering and to remove from the Proposed Charter the various provisions applicable only to specified purpose acquisition corporations contained in the Current Charter:

Votes For	Votes Against	Abstentions
21,372,248	0	100

8.	Advisory Charter Proposal E – To provide that any amendment to the amended and restated bylaws of the Combined Entity, to come into effect as of the Closing, will require the approval of at least 66⅔% of the Combined Entity’s then-outstanding shares of capital stock entitled to vote on such amendment, provided that if the board of directors of the Combined Entity recommends approval of such amendment, such amendment will require the approval of a majority of the Combined Entity’s then-outstanding shares of capital stock entitled to vote on such amendment:

Votes For	Votes Against	Abstentions
16,179,431	5,192,817	100

9.	The Incentive Plan Proposal – To approve, assuming the Business Combination Proposal is approved and adopted, the 2021 Stock Option and Incentive Plan of the Combined Entity, which will become effective the day prior to the Closing:

Votes For	Votes Against	Abstentions
18,137,291	3,235,057	0

Item 8.01 Other Events.

In connection with the Business Combination, holders of 243,989 shares of FS Development II’s Class A Common Stock exercised their right to redeem their shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FS Development Corp. II

By:	/s/ Dennis Ryan
	Name:	Dennis Ryan
	Title:	Chief Financial Officer

Dated: December 23, 2021

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